[Insert The Tocqueville Trust Letterhead]

May 14, 2014

VIA EDGAR

Ms. Laura Hatch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	The Tocqueville Trust (the “Trust”)
Registration Statement on Form N-14 (333-195370)

Dear Ms. Hatch:

In connection with your review of the Registration Statement on Form N-14 (the “Registration Statement”) of the Trust that was filed with the Securities and Exchange Commission (the “SEC”) on April 18, 2014 (SEC Accession No. 0001193125-14-148780), the Trust acknowledges that:

1.        In connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.        The Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.        The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

Sincerely,

/s/ Cleo Kotis

Cleo Kotis

Secretary

(212) 318-6275

rachaelschwartz@paulhastings.com

May 14, 2014	44046.00007

VIA EDGAR

Ms. Laura Hatch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	The Tocqueville Trust (the “Registrant”)
File Nos.: 333-195370

Dear Ms. Hatch:

This letter responds to comments communicated to the undersigned with respect to the Registration Statement on Form N-14 of the Registrant, which was filed with the Securities and Exchange Commission (the “Commission”) on April 18, 2014 (SEC Accession No. 0001193125-14-148780), for the purpose of reorganizing Bridgehampton Value Strategies Fund, a series of Investment Managers Series Trust, into Tocqueville Alternative Strategies Fund, a newly-created series of the Registrant (the “Registration Statement”).

The Registrant’s responses to your comments are reflected below. We have restated the substance of your comments for ease of reference. Capitalized terms shall have the same meanings as in the Registration Statement, unless otherwise indicated.

Comment #1: You have requested that we confirm supplementally whether any portfolio securities will be repositioned as a result of the Reorganization. If portfolio securities will be repositioned, you have requested that additional disclosure be added to the Registration Statement.

Response #1: The Registrant confirms that no portfolio securities will be repositioned as a result of the Reorganization.

Comment #2: If the Acquiring Fund’s investment adviser has the ability to recoup waived fees and expenses, you have requested that such disclosure be added.

Response #2: The Registrant confirms that the Acquiring Fund’s investment adviser does not have the ability to recoup waived fees and expenses.

Comment #3: In the Primary Investment Strategies discussion, the disclosure states that the Acquiring Fund “…, will generally exhibit modest, low negative correlations to most major U.S. benchmarks and indices.” You have requested that we specify whether the benchmarks are equity or fixed income or both.

Response #3: The Registrant has amended the disclosure to indicate that the Acquiring Fund will generally exhibit modest, low, or negative correlations to most major U.S. equity and fixed income benchmarks.

May 14, 2014

Comment #4: You have asked the Registrant to confirm whether the Acquiring Fund has any risks that were not applicable to the Target Fund.

Response #4: The Registrant confirms that the Acquiring Fund and Target Fund have identical risks as they have the same investment strategies.

Comment #5: In the introductory paragraph to the Fee Table, you have requested that we update the most recent fiscal year of the Target Fund to December 31, 2013 from May 31, 2013.

Response #5: The requested change has been made.

Comment #6: In the Expense Examples, you have indicated that you calculated different numbers for the Target Fund.

Response #6: The expense examples have been updated.

Comment #7: You have requested that we supplementally confirm that any waivers and/or reimbursements subject to recoupment from the Target Fund will not carry over to the Acquiring Fund.

Response #7: The Registrant confirms that any waivers and/or reimbursements that are subject to recoupment from the Target Fund will not carry over to the Acquiring Fund.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/ Rachael L. Schwartz

Rachael L. Schwartz

for PAUL HASTINGS LLP